Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2010 and DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	September 30, 2010	December 31, 2009
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$249,631	$296,181
Restricted cash	5,755	6,818
Accounts receivable, net	22,494	12,661
Insurance claims	2,852	3,814
Due from related companies	4,585	5,359
Advances and other	6,402	6,158
Vessels held for sale	—	120,877
Inventories	13,650	13,014
Prepaid insurance and other	5,676	3,431
Current portion of financial instruments-Fair value	2,881	3,334

Total current assets	313,926	471,647

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	1,020	3,112
FIXED ASSETS
Advances for vessels under construction	70,111	49,213

Vessels	2,573,022	2,335,031
Accumulated depreciation	(392,917)	(325,066)

Vessels’ Net Book Value	2,180,105	2,009,965

Total fixed assets	2,250,216	2,059,178

DEFERRED CHARGES, net	16,234	14,783

Total assets	$2,582,396	$2,549,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$114,127	$172,668
Payables	21,233	29,223
Due to related companies	4,258	40
Dividend declared	5,728	—
Accrued liabilities	20,355	15,273
Accrued bank interest	6,343	6,079
Unearned revenue	6,566	11,265
Current portion of financial instruments - Fair value	33,790	29,683

Total current liabilities	212,400	264,231

LONG-TERM DEBT, net of current portion	1,393,674	1,329,906

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	49,408	41,256

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 38,183,569 issued and outstanding at September 30, 2010 and 37,671,392 issued at December 31, 2009.	38,184	37,671
Additional paid-in capital	274,356	266,706
Retained earnings	674,115	679,597

	986,655	983,974
Cost of treasury stock (nil and 754,706 shares)	—	17,863

	986,655	966,111
Accumulated other comprehensive loss	(63,309)	(57,731)
Noncontrolling interest	3,568	5,947

Total stockholders’ equity	926,914	914,327

Total liabilities and stockholders’ equity	$2,582,396	$2,549,720

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended September 30
	2010	2009

VOYAGE REVENUES:	$95,519	$106,202

EXPENSES:
Commissions	3,536	3,677
Voyage expenses	22,576	19,743
Vessel operating expenses	31,072	34,381
Depreciation	23,953	24,116
Amortization of deferred dry-docking costs	1,082	1,787
Management fees	3,721	3,345
General and administrative expenses	913	796
Stock compensation expense	480	467
Foreign currency (gains) / losses	(920)	189
Loss on sale of vessel	520	—

Total expenses	86,933	88,501

Operating income	8,586	17,701

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(14,591)	(15,985)
Interest income	687	642
Other, net	(25)	(107)

Total other expenses, net	(13,929)	(15,450)

Net (loss) income	(5,343)	2,251

Less: Net income attributable to the noncontrolling interest	(173)	(140)

Net (loss) income attributable to Tsakos Energy Navigation Limited	$(5,516)	$2,111

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.14)	$0.06

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.14)	$0.06

Weighted average number of shares, basic	38,183,569	36,904,366

Weighted average number of shares, diluted	38,504,704	37,163,512

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Nine months ended September 30
	2010	2009
VOYAGE REVENUES:	$313,040	$346,694

EXPENSES:
Commissions	11,591	13,009
Voyage expenses	67,500	56,165
Charter hire expense	1,905	—
Vessel operating expenses	95,001	107,162
Depreciation	67,851	70,389
Amortization of deferred dry-docking costs	3,532	5,360
Management fees	10,318	9,892
General and administrative expenses	2,704	3,152
Stock compensation expense	1,273	660
Foreign currency (gains) / losses	(707)	245
Net gains on sale of vessels	(19,670)	—

Total expenses	241,298	266,034

Operating income	71,742	80,660

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(50,184)	(37,136)
Interest income	2,015	3,106
Other, net	(85)	80

Total other expenses, net	(48,254)	(33,950)

Net income	23,488	46,710

Less: Net income attributable to the noncontrolling interest	(1,083)	(1,374)

Net income attributable to Tsakos Energy Navigation Limited	$22,405	$45,336

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.59	$1.23

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.59	$1.22

Weighted average number of shares, basic	37,885,747	36,953,082

Weighted average number of shares, diluted	38,219,013	37,192,689

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30
	2010	2009
Cash Flows from Operating Activities:
Net income	$23,488	$46,710
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	67,851	70,389
Amortization of deferred dry-docking costs	3,532	5,360
Amortization of loan fees	890	643
Stock compensation expense	1,273	660
Change in fair value of derivative instruments	9,226	(7,183)
Gain on sale of vessels	(19,670)	—
Payments for dry-docking	(4,739)	(2,570)
(Increase) Decrease in:
Receivables	(8,341)	4,058
Inventories	(636)	(4,081)
Prepaid insurance and other	(2,245)	(4,888)
Increase (Decrease) in:
Payables	(3,772)	3,389
Accrued liabilities	5,346	(9,724)
Unearned revenue	(4,699)	(8,863)

Net Cash provided by Operating Activities	67,504	93,900

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(55,252)	(15,911)
Vessel acquisitions and/or improvements	(203,636)	(102,181)
Proceeds from the sale of vessels	140,548	—

Net Cash used in Investing Activities	(118,340)	(118,092)

Cash Flows from Financing Activities:
Proceeds from long-term debt	149,000	80,750
Financing costs	(1,292)	(689)
Payments of long-term debt	(143,773)	(63,448)
Decrease in restricted cash	1,063	1,119
Purchase of treasury stock	—	(3,986)
Proceeds from stock issuance program, net	19,873	—
Cash dividend	(17,123)	(31,375)
Distribution from subsidiary to noncontrolling interest owners	(3,462)	—

Net Cash provided by / (used in) Financing Activities	4,286	(17,629)

Net decrease in cash and cash equivalents	(46,550)	(41,821)
Cash and cash equivalents at beginning of period	296,181	312,169

Cash and cash equivalents at end of period	$249,631	$270,348

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

							Accumulated
			Additional		Treasury Stock		Other	Tsakos Energy
	Comprehensive	Common	Paid-in	Retained			Comprehensive	Navigation	Noncontrolling
	Income (Loss)	Stock	Capital	Earnings	Shares	Amount	Income (Loss)	Limited	Interest	Total
BALANCE, January 1, 2009		$37,671	$265,932	$693,511	526,700	$(14,217)	$(72,239)	$910,658	$4,457	$915,115
Net income	$46,710			45,336				45,336	1,374	46,710
- Purchase of Treasury stock					240,600	(3,986)		(3,986)		(3,986)
- Cash dividends declared and paid ($0.85 per share)				(31,375)				(31,375)		(31,375)
- Cash dividends declared ($0.30 per share)				(11,070)				(11,070)		(11,070)
- Fair value of financial instruments	8,711						8,711	8,711		8,711
- Amortization of restricted share units			660					660		660

Comprehensive income	$55,421

BALANCE, September 30, 2009		$37,671	$266,592	$696,402	767,300	$(18,203)	$(63,528)	$918,934	$5,831	$924,765

BALANCE, January 1, 2010		$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income	$23,488			22,405				22,405	1,083	23,488
- Proceeds from Stock Issuance Program			(156)	(5,036)	(754,706)	17,863		12,671		12,671
- Issuance of restricted share units		67	(67)					—		—
- Issuance of common stock		446	6,600					7,046		7,046
- Cash dividends declared and paid ($0.45 per share)				(17,123)				(17,123)		(17,123)
- Cash dividends declared ($0.15 per share)				(5,728)				(5,728)		(5,728)
- Distribution from Subsidiary to Noncontrolling Interest Owners								—	(3,462)	(3,462)
- Fair value of financial instruments	(5,578)						(5,578)	(5,578)		(5,578)
- Amortization of restricted share units			1,273					1,273		1,273

Comprehensive income	$17,910

BALANCE September 30, 2010		$38,184	$274,356	$674,115	—	$—	$(63,309)	$923,346	$3,568	$926,914

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The consolidated balance sheet as of December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

2.	Recent Accounting Pronouncements:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The Company does not expect the adoption of this guidance to have an effect on its consolidated statement of financial position, results of operations or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Tsakos Shipping and Trading S.A. (commissions)	1,280	1,310	5,125	4,346
Tsakos Energy Management Limited (management fees)	3,646	3,253	10,093	9,614
Argosy Insurance Company Limited	2,454	2,634	6,966	7,554
AirMania Travel S.A.	76	175	299	356

Total expenses with related parties	7,456	7,372	22,483	21,870

Balances due from and to related parties are as follows:

	September 30, 2010	December 31, 2009
Due from related parties
Tsakos Shipping and Trading S.A.	3,980	2,681
Tsakos Columbia Shipmanagement Ltd	605	—
Argosy Insurance Company Limited	—	2,678

Total due from related parties	4,585	5,359

Due to related parties
Tsakos Energy Management Limited	89	22
Argosy Insurance Company Limited	4,125	—
AirMania Travel S.A.	44	18

Total due to related parties	4,258	40

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. From January 1, 2009, monthly management fees for operating vessels were $23.7 per owned vessel and $17.5 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2010, monthly management fees for operating vessels and for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were $24.0 and $17.7 respectively. From July 1, 2010, the monthly management fee for operating vessels is $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 are paid to the Management Company and $25.0 to a third party manager. The monthly management fee for chartered-in vessels or for owned vessels chartered out on a bare-boat basis is $20.0.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at September 30, 2010 to pay the Management Company an amount of approximately $136,286 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties (continued)

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at September 30, 2010, scheduled for future delivery, are:

Period/Year	Amount

October to December 2010	3,765
2011	15,151
2012	15,228
2013	15,249
2014	15,312
2015 to 2020	81,597

146,302

Management fees for vessels are separately reflected in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in the first half of 2010 and $20.0 from July 1, 2010 and $17.5 in 2009. These fees in total amounted to $501 and $648 during the nine months ended September 30, 2010 and 2009, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by Tsakos family private interests and by a private German Group. Members of the Tsakos family are also shareholders of the Holding Company. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

The Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010 the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010, such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2010 and 2009, this commission was up to 1% of the sale price of the vessel. Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Other affiliated companies: On July 19, 2010, the Company signed agreements to purchase two panamax tankers, Chantal and World Harmony, with attached time charters from affiliated companies, for $54,500 each. The vessels were delivered to the Company on August 10, 2010 and July 23, 2010, respectively (Note 4). The attached time charters were determined to be at fair market value (Note 12(c)); therefore, no gains or losses were recognized upon assumption of the time charters.

On July 22, 2010, the Company exercised an option to purchase two panamax tankers, Salamina and Selini, from affiliated companies for $54,500 each. On October 20, 2010, the Company signed agreements to purchase the Salamina and Selini with attached pool employment arrangements. The vessels were delivered to the Company on November 12, 2010 and October 26, 2010, respectively (Notes 11, 13(a) and 13(b)). The attached pool employment arrangements were at market rates (Note 12(c)); therefore, no gains or losses were recognized upon assumption of the pool employment arrangements.

The remaining unpaid loan balance of $42,100 related to the vessel Salamina was agreed to be assumed by the Company from an affiliated company on November 6, 2010 (Note 13(a)). The assumed loan was determined to be at fair market value (Note 12(c)); therefore, no gain or loss was recognized upon assumption of the loan.

(e)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

4.	Vessels

Acquisitions

In the first nine months of 2010, there were two scheduled deliveries of the newly constructed aframax tankers Sapporo Princess and Uraga Princess at a total cost of $128,580 of which $94,225 was paid within 2010. Also the Company acquired the panamax tankers World Harmony and Chantal both built in 2009 for a total cost of $109,002 (Note 3(c)).

Sales

During the nine months ended September 30, 2010, the Company sold all five vessels classified as held for sale at December 31, 2009, the suezmax Decathlon, the aframax tankers Marathon and Parthenon and the panamax tankers Hesnes and Victory III realizing a net gain of $19,670 in total, which is separately reflected in the accompanying Consolidated Statements of Income. There were no sales of vessels during the first nine months of 2009.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount

October to December 2010	55,207
2011	156,569
2012	53,881
2013	19,119
2014	455

Total	285,231

These amounts do not assume any off-hire.

Charter hire expense

The suezmax Nordic Passat was chartered by the Company from March 2 to June 13, 2010. The total amount of hire charged to September 30, 2010 was $1,755. Another vessel was chartered from January 30, 2010 to February 9, 2010 at a cost of $150.

5.	Deferred Charges

Deferred charges consisted of dry-docking and special survey costs, net of accumulated amortization, amounting to $11,984 at September 30, 2010 and $10,778 at December 31, 2009, and loan fees, net of accumulated amortization, amounting to $4,250 at September 30, 2010 and $4,005 at December 31, 2009. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long–Term Debt

Facility	September 30, 2010	December 31, 2009
(a) Credit Facilities	1,152,316	1,285,213
(b) Term Bank Loans	355,485	217,361

Total	1,507,801	1,502,574
Less – current portion	(114,127)	(172,668)

Long-term portion	1,393,674	1,329,906

(a)	Credit facilities

As at September 30, 2010, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at September 30, 2010 is $32,522. Interest is payable at a rate based on LIBOR plus a spread. At September 30, 2010, interest on these facilities ranged from 1.10% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at September 30, 2010 amounted to $355,485. In April 2010, the Company drew down $40.0 million on a 12-year term loan agreed in November 2009, relating to financing of the vessel Saporo Princess. In June 2010, the Company drew down $39.0 million on a 10-year term loan agreed in May 2010, relating to the financing of the vessel Uraga Princess. In July and August 2010, the Company drew down $35.0 million each on a 7-year term loan agreed in July 2010, relating to the financing of World Harmony and Chantal respectively. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and April 2022. Interest rates on the outstanding loans as at September 30, 2010, are based on LIBOR plus a spread. At September 30, 2010, interest on these term bank loans ranged from 0.96% to 2.99%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended September 30, 2010	1.67%
Three months ended September 30, 2009	2.37%

Nine months ended September 30, 2010	1.59%
Nine months ended September 30, 2009	3.01%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after September 30, 2010, including balloon payments totaling $726,914 due through April 2022, are as follows:

Period/Year	Amount

October to December 2010	31,357
2011	114,127
2012	114,127
2013	150,470
2014	112,862
2015	233,220
2016 and thereafter	751,638

1,507,801

7.	Interest and Finance Costs, net

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Interest expense	14,697	15,027	43,696	45,922
Less: Interest capitalized	(599)	(493)	(1,782)	(1,600)

Interest expense, net	14,098	14,534	41,914	44,322

Bunkers swap cash settlements	(632)	(721)	(2,049)	(844)
Amortization of loan fees	283	213	890	643
Bank charges	68	37	203	198

Sub-total	13,817	14,063	40,958	44,319

Amortization of deferred loss on undesignated cash flow hedge	794	—	1,699	—
Change in fair value of non-hedging financial instruments	(20)	1,922	7,527	(7,183)

Sub-total	774	1,922	9,226	(7,183)

Net total	14,591	15,985	50,184	37,136

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

As of September 30, 2010, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $876,590 on which it pays fixed rates averaging 4.68% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (see Note 12).

As at September 30, 2010, and December 31, 2009, the Company held ten and eleven interest rate swap agreements respectively, in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of September 30, 2010 and December 31, 2009 in aggregate amounted to $57,671 (negative) and $59,063 (negative), respectively.

As of March 24, 2010, the Company discontinued as a cash flow hedge one hedging interest rate swap. This interest rate swap is associated with a secured term loan facility for certain held-for-sale vessels. Under the terms of the facility, a vessel sale will permanently reduce the debt balance by an amount equivalent to the relevant fraction of the facility computed by taking the fair market value of the vessel sold divided by the fair market value of all the vessels secured under the facility. When an agreement to sell one of those vessels was reached on March 24, 2010, the hedge no longer met the criteria for special hedge accounting as it was no longer highly effective and it was determined by management that the future cash flows associated with the repayment of the related financing of such sold vessel would be probable of not occurring. As such, the changes in fair value during the first quarter of 2010 of the ineffective part of $143 (positive) have been included directly in earnings for the period with the remaining change in fair value (for those vessels under the facility which were not sold) reflected directly in Accumulated other comprehensive loss in Stockholder’s Equity. In addition, the loss within Accumulated other comprehensive loss that was considered to be directly related to the portion of the loan to be prepaid on the sale of the vessel was immediately reclassified to income and amounted to $428. A second vessel financed by the same loan was sold in July 2010, and a further amount of the loss within Accumulated other comprehensive loss that was considered to be directly related to the portion of the loan to be prepaid of $380 was immediately reclassified to income.

The remaining loss included in Accumulated other comprehensive loss related to the portion of the loan that will not be prepaid, and for which the associated future cash flows are deemed probable of occurring ($5,638 at September 30, 2010) will be amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the nine months ended September 30, 2010 was $891, and for the next twelve months up to September 30, 2011 is expected to be $1,644.                    .

At September 30, 2010, the Company held two other interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first nine months of 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $3,084 (negative).

During the first nine months of 2010 and 2009, the Company had seven and three bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

The fair value of these financial instruments as of September 30, 2010 and December 31, 2009 was $3,901 (positive) and $6,446 (positive), respectively, and the changes in their fair values during the first nine months of 2010 amounting to $2,545 (negative) have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreement do not meet the hedging criteria.

8.	Stockholders’ Equity

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. Under this program, during the nine months ended September 30, 2010, the Company sold all of its 754,706 treasury shares remaining at December 31, 2009 for net proceeds of $12,827 before the issuance and sale of 445,127 new shares for net proceeds of $7,046. No further sales of shares under this program were made after May 3, 2010 and the program was formally closed by the Company on October 5, 2010.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). As at September 30, 2010, 872,450 restricted share units (“RSUs”) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 378,700 had vested and 17,300 were forfeited).

In the nine months ended September 30, 2010, 67,050 RSUs vested. On July 1, 2010, a further 145,000 RSU’s were issued, vesting 50% on June 30, 2011 and 50% on June 30, 2012. The number of RSU’s granted and outstanding as at September 30, 2010 was 476,450 and as at December 31, 2009 was 399,500.

The outstanding shares as of September 30, 2010 will vest as follows:

Date	RSU’s
December 31, 2010	276,700
June 30, 2011	72,500
December 31, 2011	54,750
June 30, 2012	72,500

476,450

Total compensation expense recognized in the nine months ended September 30, 2010 and 2009 amounted to $1,273 and $660, respectively. As at September 30, 2010, the total compensation cost related to the non-vested RSUs not yet recognized is $1,879 ($1,484 at December 31, 2009) and the weighted average remaining contractual life of outstanding grants is 0.7 years.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

In the first nine months of 2010 and 2009, Accumulated other comprehensive loss increased with unrealized losses of $5,578 of which $3,879 resulted from changes in the fair value of financial instruments, $808 were reclassified to income on sale of vessels and $891 were amortized to income, and decreased with unrealized gains of $8,711, respectively, that resulted from the changes in the fair value of financial instruments. In the next twelve months amortization (loss) to income is expected to be $1,644.

On March 12, 2010 the Board of Directors resolved that the last semi annual dividend of $0.30 for 2009 be paid on April 29, 2010 to shareholders of record on April 23, 2010. On June 4, 2010, the Board of Directors resolved that a first quarterly dividend of $0.15 cents per share be paid on July 15, 2010 to shareholders of record on July 12, 2010. On October 5, 2010, the Board of Directors resolved that a second quarterly dividend of $0.15 cents per share be paid on October 26, 2010 to shareholders of record on October 22, 2010.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing, and the exercise of all RSUs (See Note 8) using the treasury stock method.

	Three months ended September30,		Nine months ended September 30.
	2010	2009	2010	2009
Net (loss)/income available to common stockholders	$(5,516)	$2,111	$22,405	$45,336

Weighted average common shares outstanding	38,183,569	36,904,366	37,885,747	36,953,082

Dilutive effect of RSUs	321,135	259,146	333,266	239,607

Weighted average common shares – diluted	38,504,704	37,163,512	38,219,013	37,192,689

Basic (loss)/earnings per common share	$(0.14)	$$0.06	$0.59	$1.23

Diluted (loss)/earnings per common share	$(0.14)	$$0.06	$0.59	$1.22

For the nine months ended September 30, 2010 and 2009, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Noncontrolling Interest in Subsidiary

An affiliate of Flota Petrolera Ecuatoriana (“Flopec”) owns 49% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. Mare Success S.A. is fully consolidated in the accompanying financial statements. On January 22, 2010, Mare Success declared dividends of $7,064 to its shareholders, and on January 26, 2010, Mare Success paid the non-controlling interest $3,462.

11.	Commitments and Contingencies

As at September 30, 2010, the Company had under construction two suezmax tankers. The total contracted amount remaining to be paid for the two vessels under construction, plus the extra costs agreed as at September 30, 2010 was $140,380. Scheduled remaining payments as of September 30, 2010 were $72,380, are $10,800 in 2010 and $61,580 in 2011.

On September 30, 2010, the Company was committed to purchase two panamax tankers, Salamina and Selini, for $54.5 million each from affiliated companies (Notes 3(c) and 13(a)) which were delivered on November 12, 2010 and October 26, 2010, respectively.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of time charters and pool arrangements attached to newly acquired vessels (Note 4), (Note 3 (c )) equals their market value, therefore no gains or losses were recognized upon acquisition of the time charters and pool arrangements. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $ 80,718 as compared to its carrying amount of $86,345 (Note 6). The fair value of the investment equates to the amounts that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate discussed above, the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

13.	Subsequent Events

(a)	On October 6, 2010, the Company agreed to assume an eight year term loan of $42.1 million, repayable in 17 equal instalments of $1.3 million each plus a balloon of $20.0 million payable with the final instalment, to finance the acquisition of the panamax tanker Salamina (Notes 3 (c), 11 and 13 (a) .The loan agreement was signed on November 10, 2010, and the amount was drawn down on November 12, 2010.

(b)	On October 18, 2010, the Company agreed a ten year term loan of $43.9 million, repayable in 21 equal instalments of $1.61 million plus a balloon of $10.1 million payable with the final instalment, to finance the acquisition of the panamax tanker Selini (Notes 3 (c), 11 and 13 (a) ) The loan agreement was signed on October 22, 2010, and the amount was drawn down on October 26, 2010.

(c)	On October 26, 2010, the Company took delivery of the panamax tanker Selini and on November 12, 2010, the Company took delivery of its sister vessel Salamina (Notes 3 (c) and (11).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Subsequent Events (continued)

(d)	On October 26, 2010, the Company commenced a public offering of its common shares through an appointed underwriter and sold 6,726,457 shares at $11.15 per share. A further 896,861 shares were sold to Tsakos private interests at $11.30 per share. The offering formally closed on November 1, 2010. The total sum raised was $85.1 million for the purpose of fleet expansion and general corporate purposes. Estimated expenses amounted to $330.

(e)	On November 23, 2010, the Company announced that it was to be awarded a 15 year charter for two specialized suezmax tankers to be ordered by the Company from a shipbuilding yard as yet to be determined. Finalization of the charter agreement terms is expected before the end of 2010.